Exhibit 99.3

KANZHUN limiteD

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: BZ)

––––––

Proxy Card for Annual General Meeting (or Any Adjournment Thereof) to be held at 21/F, GrandyVic Building Taiyanggong Middle Road Chaoyang District, Beijing, China on December 14, 2022 at 3 p.m. (local time)

I/We, ______________________________________________________________________________

Please Print Name(s)

of ________________________________________________________________________________________

Please Print Address(es)

the undersigned, being the registered holder(s) of _____________________ Class A ordinary shares (Note 1), par value US$0.0001 per share, of KANZHUN LIMITED (the “Company”) and/or _____________________ Class B ordinary shares (Note 1), par value US$0.0001 per share, of the Company, hereby appoint the Chairman of the Annual General Meeting(Note 2) or _______________________________ of __________________________________________________________________________________________

as my/our proxy to attend and act for me/us at the Annual General Meeting and at any adjournment(s) or postponement(s) thereof, and in the event of a poll voting, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.

as a special resolution,

THAT, conditional upon and with effect from the consummation of the Company’s proposed listing on The Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”), the authorized share capital of the Company be varied as follows (the “Variation of Share Capital”):

a.all the authorized shares of a par value of US$0.0001 each of such class or classes (however designated) as the directors of the Company (the “Directors”) may determine in accordance with Article 9 of the Fourteenth Amended and Restated Memorandum and Articles of Association of the Company (the “Current M&A”) (whether issued or unissued) in the authorized share capital of the Company be, and hereby are, re-designated on an one-for-one basis as Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”), such that following the Variation of Share Capital, the authorized share capital of the Company shall be US$200,000 divided into (i) 1,800,000,000 Class A Ordinary Shares, and (ii) 200,000,000 Class B ordinary shares of a par value of US$0.0001 each (the “Class B Ordinary Shares”);

b.the register of members of the Company be updated to record the Variation of Share Capital (including the re-designation of shares) as resolved above, and that new share certificates be issued to the holders thereof upon request, with full power and authority hereby granted to any one Director to prepare, sign, seal and deliver any such share certificates; and

c.the registered office provider of the Company be authorized to attend to all necessary filings with the Registrar of Companies in the Cayman Islands in respect of the foregoing resolutions.

	☐	☐	☐

[1]

Please insert the number of or strike out the class of shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy card will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided. If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS PROXY CARD MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
2.

As a special resolution,

THAT, conditional upon and with effect from the Company’s proposed listing on the Hong Kong Stock Exchange, the Current M&A be amended and restated by the deletion in their entirety and by the substitution in their place of the Fifteenth Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Appendix I to the notice of the Annual General Meeting.

		☐	☐	☐
3.

As an ordinary resolution,

THAT, conditional upon and with effect from the consummation of the Company’s proposed listing on the HK Stock Exchange:

a.subject to paragraph (b) below, a general mandate (the “Sale Mandate”) be and is hereby generally and unconditionally granted to the Directors during the Relevant Period (as defined in paragraph (c) below) to exercise all the powers of the Company to allot, issue, and deal with any Class A Ordinary Shares or securities convertible into Class A Ordinary Shares and to make or grant offers, agreements, or options (including any warrants, options, bonds, notes, debentures or other securities (including any debt securities) conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require Class A Ordinary Shares to be allotted, issued or dealt with (otherwise than pursuant to, or in consequence of, a Rights Issue (as defined in paragraph (c) below) or any scrip dividend scheme or similar arrangements, any adjustment of rights to subscribe for Class A Ordinary Shares under options and warrants or a special authority granted by the shareholders) either during or after the end of the Relevant Period;

b.the total number of Class A Ordinary Shares allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with by the Directors in paragraph (a) above, otherwise than pursuant to:

(i)a Rights Issue (as defined in paragraph (c) below);

(ii)the exercise of any subscription rights attaching to any warrants which may be allotted and issued by the Company from time to time;

(iii)the exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iv)the vesting of restricted shares and restricted share units granted or to be granted pursuant to the share incentive plans of the Company;

(v)any adjustment of rights to subscribe for Class A Ordinary Shares under options, warrants or a special authority granted by the Shareholders of the Company in general meeting,

shall not exceed 20% of the total number of issued Class A Ordinary Shares and Class B Ordinary Shares of the Company immediately following the consummation of the Company’s proposed listing on the HK Stock Exchange (but excluding any Class A Ordinary Shares which may be issued pursuant to any share incentive plan of the Company) (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Class A Ordinary Shares and Class B Ordinary Shares of the Company after the passing of this resolution) and the said mandate shall be limited accordingly; and

c.for the purposes of this resolution:

“Relevant Period” means the consummation of the Company’s proposed listing on the HK Stock Exchange until the earliest of:

(i)the conclusion of the next annual general meeting of the Company;

(ii)the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws; and

(iii)the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means the allotment or issue of shares or other securities in the Company which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders (excluding for such purpose any shareholder who is resident in a place where such offer would or might be unlawful or impracticable to offer shares in such places without registration of the offering documents or compliance with any legal or regulatory requirements or special formalities in such place under the laws of that place) and, where appropriate, to the holders of other equity securities of the Company entitled to such offer by reference to a fixed record date and pro rata to their then holdings of shares or such other equity securities of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient (but in compliance with all relevant laws and regulations) in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).

		☐	☐	☐

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
4.

As an ordinary resolution,

THAT, conditional upon and with effect from the consummation of the Company’s proposed listing on the HK Stock Exchange:

a.a general mandate (the “Repurchase Mandate”) be and is hereby generally and unconditionally granted to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Class A Ordinary Shares on the HK Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the HK Stock Exchange for this purpose (including without limitation the American depositary shares representing Class A Ordinary Shares), in accordance with all applicable laws and the requirements under the listing rules of the HK Stock Exchange or equivalent rules or regulations of any other stock exchange as amended from time to time), provided that the total number of Class A Ordinary Shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Class A Ordinary Shares and Class B Ordinary Shares of the Company immediately following the consummation of the Company’s proposed listing on the HK Stock Exchange (but excluding any Class A Ordinary Shares which may be issued pursuant to any share incentive plans of the Company) (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Class A Ordinary Shares and Class B Ordinary Shares of the Company after the passing of this resolution) and the said mandate shall be limited accordingly; and

b.for the purposes of this resolution:

“Relevant Period” means the consummation of the Company’s proposed listing on the HK Stock Exchange until the earliest of:

(i)the conclusion of the next annual general meeting of the Company;

(ii)the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting;

c.an explanatory statement providing information in relation to the Repurchase Mandate, including information required pursuant to Rule 10.06(1)(b) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is attached as Appendix II to the notice of the Annual General Meeting.

		☐	☐	☐

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
5.

As an ordinary resolution,

THAT, subject to the passing of resolutions 3 and 4 above, during the Relevant Period, the Sale Mandate be and is hereby extended by the addition to the total number of Class A Ordinary Shares which may be allotted and issued or agreed to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the total number of the Class A Ordinary Shares purchased by the Company pursuant to the Repurchase Mandate, provided that such extended amount shall not exceed 10% of the total number of issued Class A Ordinary Shares and Class B Ordinary Shares of the Company immediately following the consummation of the Company’s proposed listing on the HK Stock Exchange (but excluding any Class A Ordinary Shares which may be issued pursuant to any share incentive plans of the Company).

		☐	☐	☐
6.

As an ordinary resolution,

THAT, the Post-IPO Share Scheme, in substantially the form attached as Appendix III to the notice of the Annual General Meeting be, and hereby is, adopted, conditional upon and with effect from the consummation of the proposed listing on the Hong Kong Stock Exchange.

		☐	☐	☐
7.	As a special resolution, THAT, 看準科技有限公司be adopted as the dual foreign name of the Company, with effect immediately.	☐	☐	☐

Dated _________________, 2022Signature(s) (Note 4) ___________________________________

This proxy card must be completed, signed by the person registered in the register of members at the close of business on November 21, 2022 (New York Time) and returned to the Company’s office (to the attention of: Investor Relations Department) at 10/F, GrandyVic Building Taiyanggong Middle Road Chaoyang District, Beijing 100020, China, no less than 48 hours before the time appointed for the holding of the Annual General Meeting.

[4]

This proxy card must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.